

Erik Spangenberg · 2nd

Founder / CEO at Homeroom

Brooklyn, New York, United States · 500+ connections ·

Contact info

 **Homeroom**

 **Wake Forest Univers
School of Business**

Featured



Building Homeroom HQ
Erik on Notion

👋 friend. This is our way of building Homeroom in
public. Poke around. If you like what we're up to, g...

Homeroom is raising its first round of funding,
I'm not supposed to talk about that. Here's wh



The Anti-Deal Flow Fundraising Announceme
medium.com · 1 min read

   18

Experience



Founder, CEO
Homeroom
Nov 2019 – Present · 1 yr 3 mos
Greater New York City Area

We're making high-quality continuous learning in your job frictionless.

We care about:
1) Giving workers more control over their career paths and more power within their companies.
2) Making the job landscape more fair for systematically disadvantaged groups.



Octerra
5 yrs 4 mos

Head of Product
Jul 2019 – Oct 2019 · 4 mos
Brooklyn, NY

Senior Product Manager
Feb 2017 – Jun 2019 · 2 yrs 5 mos
San Francisco Bay Area

Show 2 more roles ⌄



Cost Basis Analyst
UBS
Aug 2012 – Jun 2014 · 1 yr 11 mos
Greater Nashville Area, TN



Graduate Student
Wake Forest University School of Business
Jul 2011 – May 2012 · 11 mos
Winston-Salem, NC

Education



Wake Forest University School of Business
Masters, Management
2011 – 2012



Wake Forest University

Bachelor of Arts, Communication with a concentration in Media Studies and Minor in Entrepreneurship

2007 – 2011

Brunswick School

2003 – 2007

Show 1 more education ⌄

Licenses & certifications



One Month Programming for Non-Programmers

One Month

Issued Jul 2015 · No Expiration Date

Credential ID hD4tXtFsf7HaYNp9J7xF

See credential



Reframing - A Strategic Sales and Tactical Planning Workshop

Upstream Group

Issued Apr 2015 · No Expiration Date



